Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor Logistics LP
Commission File No.: 001-35143

The following investor presentation was posted to MPLX LP’s website, http://ir.mplx.com, on June 26, 2019.







MPLX®

June Investor Presentation

June 2019

Forward-Looking Statements

MPLX

This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX). These forward-looking statements relate to, among other things, the proposed acquisition of Andeavor Logistics LP (ANDX) by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as "anticipate," "believe," "could," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "may," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "should," "strategy," "target," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company's control and are difficult to predict. Factors that could cause MPLX's actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation's (MPC) obligations under MPLX's and ANDX's commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX's and ANDX's industry; risks related to MPC; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information

MPLX

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC and includes a preliminary consent statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC's website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX's Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX's Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC's executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC's directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors/, or by contacting MPC's Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction are included in the registration statement and consent statement/prospectus and other relevant materials filed with the SEC.

Non-GAAP Financial Measures

Adjusted EBITDA, distributable cash flow (DCF), distribution coverage ratio and leverage ratio are non-GAAP financial measures provided in this presentation. Adjusted EBITDA and DCF reconciliations to the nearest GAAP financial measures are included in the Appendix to this presentation. Distribution coverage ratio is the ratio of DCF attributable to GP and LP unitholders to total GP and LP distributions declared. Leverage ratio is consolidated debt to last twelve months pro forma adjusted EBITDA. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income attributable to MPLX, net cash provided by operating activities or other financial measures prepared in accordance with GAAP. Certain EBITDA forecasts were determined on an EBITDA-only basis. Accordingly, information related to the elements of net income, including tax and interest, are not available and, therefore, reconciliations of these forward-looking non-GAAP financial measures to the nearest GAAP financial measures have not been provided.

MPLX Agreement to Acquire ANDX – Transaction Highlights

Simplified Structure. Broader Footprint. Enhancing Returns.

MPLX

Consideration & Premium

- MPLX to acquire all common units of ANDX at 1.07x blended exchange ratio representing a 1% premium to market[1]
  - 1.1350x exchange ratio to ANDX public unitholders, representing a 7.3% premium
  - 1.0328x exchange ratio for MPC's ANDX units
- Combination immediately accretive to distributable cash flow for MPLX public unitholders[2]
- Total consideration, including assumption of ANDX debt of ~$5 billion and $600 million preferred units, represents an enterprise value of ~$14 billion

Pro Forma 2019 Financial Profile[3]

- Market Cap: ~ $35 billion[1]
- Adjusted EBITDA: ~ $5.3 billion
- Distributable Cash Flow: ~ $4.1 billion
- Distribution Coverage: ~ 1.4x
- Debt-to-EBITDA: ~ 4.0x
- Investment grade credit profile

Timing / Closing Considerations

- Expect to close in the second half of 2019
- Subject to customary closing conditions, including regulatory approval

[1] Based on prices at market close on May 2, 2019 [2] Based on projections as of announcement [3] 2019 estimate; see separate MPLX and ANDX reconciliations

Simplified Organizational Structure



Current¹
Marathon Petroleum Corporation
(NYSE:MPC)
Non-economic 100% GP interest
Non-economic 100% GP interest
MPLX
GP LLC
Tesoro
Logistics
GP, LLC
36.5% of
Common
Units
Outstanding
Public
MPLX
Holders
MPLX
LP
(NYSE:MPLX)
63.5% of
Common
Units
Outstanding
63.6% of
Common
Units
Outstanding
Andeavor
Logistics LP
(NYSE:ANDX)
36.4% of
Common
Units
Outstanding
Public
ANDX
Holders



Pro Forma¹
Marathon Petroleum Corporation
(NYSE:MPC)
Non-economic 100% GP interest
MPLX
GP LLC
63.0% of
Common
Units
Outstanding
MPLX
LP
(NYSE:MPLX)
Public
MPLX
Holders
37.0% of
Common
Units
Outstanding

[1] Simplified structure charts do not portray all operating subsidiaries or ~30 million of MPLX preferred units and 0.6 million of ANDX preferred units; as of announcement

Positioning MPLX For Long-Term Success

MPLX

2012
IPO

2015
MarkWest Combination

2017-2018
Completed Drop Downs and IDR Buy-In

2019
Strategic Combination with ANDX

MPLX

MARKWEST Energy Partners, L.P.

MARATHON

andeavor logistics

Key Investment Highlights

Diversified large-cap MLP positioned to deliver attractive returns over the long term

Logistics & Storage



- Expanding third-party business and delivering industry solutions
- Supports extensive operations of largest U.S. refiner

Gathering & Processing



- Largest processor and fractionator in the Marcellus/Utica basins
- Growing presence in Permian basin

Stable Cash Flows



- Substantial fee-based income with limited commodity exposure
- Long-term relationships with diverse set of producer customers

Competitive Cost of Capital



- No IDR burden
- Anticipate no issuance of public equity to fund organic growth capital

Compelling Investment Opportunity

MPLX

- Attractive returns for unitholders
  - 10% distribution growth in 2018
  - Expect $0.01 per unit increase each quarter in 2019
- Gathering & Processing provides attractive growth opportunities
  - Significant natural gas and NGL growth in core footprint
  - Assets to benefit from regional production growth
  - Leverages footprint into downstream opportunities
- Logistics & Storage asset base adds to stability of cash-flow profile
  - Incremental market opportunities off existing footprint
  - New market opportunities for third-party business
- Strong financial attributes
  - Low leverage, high coverage, self-funding
  - Focused on attractive returns for capital projects
  - Commitment to investment grade credit profile



$3,475
$2,004
$1,419
1.36x
1.28x
1.23x
$2,781
$1,628
$1,140
2016
2017
2018
1.60
1.50
1.40
1.30
1.20
1.10
Coverage Ratio x
Annual Coverage Ratio
Distributable Cash Flow (DCF) ($MM)
Adjusted EBITDA attributable to MPLX LP ($MM)

Aligned Strategic Priorities

MPLX

Capture Full Midstream Value Chain	Enhance Cash Flow Stability	Grow in Premier Basins	Leverage MPC Relationship	Financial Discipline
Participate across value chain to diversify business and enhance margins	Long-haul pipelines to add further stable cash flow	Permian: significant growth opportunities across all hydrocarbons	Fosters further growth opportunities	Self-funding equity portion of capital investments
Alleviate in-basin bottlenecks	Export facilities meet significant, growing market needs	Marcellus: disciplined growth to support key producers	Enhances projects via volume commitments	Target mid-teen returns on growth investments
Connect supply to global demand markets	Leverage existing assets for incremental third-party business		Provide logistics solutions to MPC's nationwide refining footprint	Maintain investment grade credit profile

Capturing The Full Midstream Value Chain


Feedstock Acquisition
Inbound Logistics
Refining & Processing
Outbound Logistics
Marketing & Retail

- Diversification enhances opportunities for revenue capture
- Integration enables capture of stable fee-based revenue across the value chain
- Developing assets focused on generating third-party revenue

Integration enhances midstream value by increasing our touch points through the value chain

U.S. Production Growth Creates Midstream Opportunities

Strong production growth in crude, natural gas, and natural gas liquids will require additional infrastructure to link supply to global demand markets. ***Pipelines, processing, fractionation and export facilities will be needed*** to allow producers to realize full product value.



Crude
MMBPD
16
14
12
10
8
6
4
+50%
Exports
2015
2017
2019E
2021E
2023E
2025E
Natural Gas
Bcfd
110
100
90
80
70
60
50
40
+33%
Exports
2015
2017
2019E
2021E
2023E
2025E
NGL
MMBPD
8
7
6
5
4
3
2
1
0
+69%
Exports
2015
2017
2019E
2021E
2023E
2025E
Demand
Production

Source: EIA, MPC

Capturing Permian Opportunities

MPLX

Creating an integrated footprint from the Permian to the Gulf Coast

1. Gathering and processing
2. Long-haul pipelines
3. Fractionation
4. Export terminals



Legend
Crude
NGL
Natural Gas
TEXAS
Delaware &
Midland Basins
1
2
3
4

① Permian G&P Feeds Downstream Opportunities

MPLX

Gathering systems create significant growth opportunities in the Permian



TexNew Mex System
Conan Gathering System
ANDX RIO Pipeline
To Midland
W2W Pipeline
To Houston and Nederland
Gray Oak Pipeline
To Corpus Christi
Legend [1]
Crude pipeline
Natural gas pipeline
NGL pipeline
Crude gathering
Existing processing plant
Future processing plant



Preakness
Torñado
Argo
Apollo
Hidalgo
BANGL Pipeline
To Texas City area
Whistler Pipeline
To Agua Dulce

Crude gathering

- Conan Gathering system connects refineries to well-head
- Provides volumes for planned Gray Oak, Wink-to-Webster pipelines

Natural gas gathering & processing

- Existing plants: Hidalgo, Argo
- Future plants: Apollo, Torñado, Preakness
- 200 MMcfd plants provide volumes for planned Whistler and BANGL pipelines

[1] Pipelines are shown pictorially only to show flow paths; some pipelines are new and/or proposed, including: Gray Oak, W2W, Whistler, BANGL

2 Permian Crude Pipelines

MPLX

Investments in long-haul pipelines generate stable, fee-based midstream income and also help lower feedstock costs tor MPC refineries

- Gray Oak Pipeline
  - MPC, Diamondback Energy, PSXP
  - ~850 mile, 30-inch diameter
  - Anticipate in-service 4Q19

- Wink-to-Webster Pipeline (W2W)
  - Signed letter of intent to partner with ExxonMobil, Plains All American, and Lotus Midstream
  - 36" mainline with 1.5 MMBPD capacity
  - Anticipate in-service first half of 2021


TEXAS
Wink
Orla
Crane
Wink-to-Webster Pipeline
Gray Oak Pipeline
Texas City
Galveston Bay
Corpus Christi

2 Permian Natural Gas and NGL Pipelines and 3 Fractionation

MPLX

- Whistler Residue Gas Pipeline
  - JV with White Water Midstream and Stonepeak/WTG
  - 42" pipeline with ~2.0 Bcf/d capacity
  - Anticipate in-service 3Q21
- BANGL Pipeline (Belvieu Alternative NGL)
  - JV with White Water Midstream and others
  - 24" pipeline with ~500 MBPD capacity
  - Anticipate in-service early 2021
- Gulf Coast fractionation – three potential fractionators with 150 MBPD C2+ capacity each


TEXAS
Orla
Waha
BANGL Pipeline
Whistler Pipeline
Galveston Bay
Sweeny
Corpus Christi
Agua Dulce

④ Expanding Export Capabilities

MPLX

Export facilities create ability to generate third party revenue and meet global demand for crude, refined products, and NGLs

- Currently in service
  - Mt. Airy, LA: acquired in 3Q18
  - LOOP: expansion with planned Capline reversal and Swordfish Pipeline
- Planned projects
  - South Texas Gateway: operational in conjunction with Gray Oak Pipeline construction
  - Texas City: hub for planned W2W and BANGL pipelines



TEXAS
Texas City
Mt. Airy
LOOP
Corpus Christi
South TX Gateway

4 Mt. Airy Export Terminal

MPLX

- Strategically located on Mississippi River in close proximity to several refineries, including MPC's Garyville refinery
- 4 MMBBL of third-party leased storage capacity, capability to expand storage capacity to 10 MMBBL
- 120,000 bpd export dock, permitted for construction of second 120,000 bpd dock


MPLX ENERGY LOGISTICS
Baton Rouge, LA
MPLX Mt. Airy Terminal
MPC Garyville Refinery
New Orleans, LA
MPLX Terminals
MPC Refineries
3rd Party Refineries
As of September 26, 2018

Capline Reversal – Swordfish - LOOP

Competitive full-service solution

MPLX

Capline

- 40" crude oil pipeline from Patoka, IL, to St. James, LA
- Reversed service planned for September 2020

Swordfish Pipeline

- Proposed crude oil pipeline from St. James to Clovelly in Louisiana
- Expected in service first half of 2020

LOOP

- Only Gulf Coast port capable of loading 2 MMBBL vessels (VLCC's) without reverse lightering
- Loaded three VLCC's in a seven-day period in 4Q18



Enbridge
Flanagan, IL
DAPL
Keystone XL
Steele City, NE
SAX
Patoka, IL
Woodpat
Keystone
Ozark
Cushing, OK
Memphis, TN
Diamond
Collierville, TN
Capline
St. James, LA
Swordfish
Clovelly, LA
St. James
Bayou Bridge (Anticipated late 2018)
Capline Reversal (Future)
Swordfish
Norco
Raceland
St. Charles
Alliance
Meraux
Chalmette
CAM pipeline
Clovelly (LOOP)
Loop storage
International markets
via LOOP Vessel Loading

- High-quality, well-maintained assets that are integral to MPC
- Transports, stores, distributes and markets crude oil and refined petroleum products
- Stable cash flows with fee-based revenues and minimal direct commodity exposure


Fuels Distribution


Pipelines


Refining Logistics


Terminals and Storage


Marine

Logistics & Storage Segment

MPLX

- Reported 1Q19 adj. EBITDA of $559 million, which increased 12% year-over-year after adjusting for the impact of dropdowns
- Pipeline throughputs averaged 3.41 MMBPD, ~11% increase over 1Q18
- Progress on key projects:
  - Signed LOI to partner in Wink-to-Webster crude oil pipeline in the Permian Basin
  - Reached final investment decision on Whistler Pipeline on June 5, 2019
  - Expect final investment decision on BANGL NGL Pipeline in the near term
  - Completed binding open season for Capline reversal



Headquarters
MPLX Pipelines: Owned & Operated
MPLX Interest Pipelines: Operated by Others
MPLX Operated Pipelines: Owned by Others
MPLX Refining Logistics Assets
MPLX Terminals: Owned and Part-owned
Barge Dock
Cavern
MPC Refineries
LOOP
As of March 31, 2018

Fuels Distribution Overview

Extensive Range of Scheduling and Marketing Services that Support MPC's Refining and Marketing Operations

Services Description



Scheduling

- Supply and demand balancing
- Third-party exchange, terminaling and storage
- Bulk purchases and sale of products
- Product movements coordination
- Products and intermediates inventory


MARATHON

Marketing Services

- Customer identification, evaluation and set-up
- Marketing analytics and forecasting
- Sale of products
- Product marketing through multiple channels of distribution

Annual EBITDA ~$600 MM

Acquired Feb. 1, 2018 from MPC

Supported by MPLX logistics assets
no additional maintenance capital

Different from other Fuels Distribution models

- ✓ No title to inventory
- ✓ Margin risk stays with MPC
- ✓ 100% fee for services

Crude Oil Pipelines

Strategically positioned to support diverse and flexible crude oil supply

Owns, leases, operates, or has interest in:

- ~4,500 miles of crude oil pipelines
- Pipelines connected to supply hubs such as Cushing, Oklahoma; Wood River and Patoka, Illinois
- Transports crude to refineries owned by MPC and third parties

Crude Oil Pipeline Joint-Interest Ownership:

- Bakken Pipeline System, 9.2% ownership, includes Dakota Access Pipeline and Energy Transfer Crude Oil Pipeline
- Southern Access Extension Pipeline (SAX), 35% ownership interest
- Louisiana Offshore Oil Port (LOOP), 40.7% ownership interest
- LOCAP Pipeline, 58.5% ownership interest







Product Pipelines

Integrated network delivering refined products to key market areas

MPLX®

Owns, leases, operates or has interest in:

- ~5,500 miles of product pipelines
- Strategically positioned to transport products from MPC refineries to MPC's marketing operations
- Integrated with expansive network of refined product marketing terminals



Product Pipeline Joint-Interest Ownership:

- Explorer Pipeline, 24.5% ownership, originating from Port Arthur, Texas, to Hammond, Indiana

Refining Logistics Overview

Integrated Tank Farm Assets Supporting MPC's Operations



Tanks

- ~56 MMBBL storage



Racks

- Multiple rail and truck loading racks



Docks

- Handle ocean- and river-going vessels at Gulf Coast refineries and asphalt barges at Detroit refinery



Gasoline Blending & Associated Piping

- Piping to connect process units, tank farms, terminals

Annual EBITDA ~$400 MM

Acquired Feb. 1, 2018 from MPC

Fee for Capacity Arrangement

Terminal and Storage Assets

Terminal and Storage Assets

- Facilities provide flexibility and logistics optionality
- Long-term, fee-based storage and terminal services agreements with MPC
- 62 light product terminals with ~24 MMBBL of storage capacity
- Tank farms and caverns:
  - Own and operate 16 crude oil and product tank farms, and operate two leased tank farms with ~20 MMBBL of available storage capacity
  - Wood River Barge Dock with ~78 MBPD crude oil throughput capacity
  - Natural gas liquids storage caverns in Woodhaven, Michigan; Robinson, Illinois; and Neal, West Virginia



Marine Transportation Operations

Highly predictable income and cash-flow stream

- Transports refined products and crude oil on the Ohio, Mississippi, and Illinois rivers and their tributaries and inter-coastal waterways
- 256 barges, 23 towboats as of December 31, 2018
- Operates full-service marine shipyard on Ohio River, adjacent to MPC's Catlettsburg, Kentucky, refinery
  - Responsible for preventive routine and unplanned maintenance of towing vessels, barges, and local terminal facilities
- Fee-for-capacity service agreement with MPC



Organic Growth Capital Projects

Logistics & Storage Segment

Projects	Description	Est. Completion Date
Marine Fleet Expansion	Displaces MPC's third-party barges and supports increased demand	2019
Mt. Airy Terminal Expansion	Constructing 2nd 120 MBPD dock and incremental storage	2020
Swordfish Pipeline[(a)]	Provide transport of up to 600 MBPD of crude from St. James, LA to the LOOP terminal facility in Clovelly, LA	2020
W2W Pipeline[(a)]	1.5 MMBPD crude pipeline from Permian Basin to Texas Gulf Coast	1H21
Whistler Pipeline[(a)]	2.0 Bcf/d natural gas pipeline from Waha, Texas, to Agua Dulce market hub	3Q21
BANGL Pipeline[(a)]	~500 MBPD NGL pipeline from Permian Basin to Texas Gulf Coast	2021
Gulf Coast C2+ Fractionation	450,000 BPD anticipated in the Sweeney area	2021 - 2024
Texas City Export Terminal	NGL storage and export facilities	2022

(a) Equity method investment

Gathering & Processing

Segment Overview

MPLX



Raw Natural Gas Production
Gathering and Compression
Processing Plants
Mixed NGLs
Fractionation Facilities
NGL Products
• Ethane
• Propane
• Normal Butane
• Isobutane
• Natural Gasoline

- We are well-positioned in the most prolific and attractive basins
  - Largest processor and fractionator in the Marcellus/Utica basins
  - Strong footprint in STACK play and growing presence in Permian basin
- Top-rated midstream service provider since 2006 as determined by independent research provider
- Primarily fee-based business with highly diverse customer base and established long-term contracts



Gathering Capacity
(~6.8 Bcf/d)
~70%
~30%
C2 + Fractionation Capacity
(~710 MBPD)[(a)]
~90%
~5%
~5%
Processing Capacity
(~9.3 Bcf/d)
~75%
~20%
~5%
Marcellus/Utica
Southwest
Southern Appalachia

[(a)] Includes condensate stabilization capacity

Gathering & Processing Segment

MPLX

- Reported 1Q19 adjusted EBITDA of $371 million, which increased 15% year-over-year
- 1Q19 volumes (% increase vs. 1Q18):

Gathering:	5.0 Bcf/d	19%
Processing:	7.8 Bcf/d	18%
Fractionation:	494 MBPD	17%

- Expect to add 200 MMcf/d of processing capacity in 2Q19 (Sherwood 12)

1Q19 Processed Volumes[a]

Area	Capacity at End of Quarter (MMcf/d)	Average Volume (MMcf/d)	Utilization of Available Capacity (%)[b]
Marcellus	5,720	5,148	90%
Utica	1,325	817	62%
Southwest[c]	1,969	1,599	81%

1Q19 Fractionated Volumes[a]

Area	Capacity at End of Quarter (MBPD)	Average Volume (MBPD)	Utilization of Available Capacity (%)[b]
Marcellus/Utica C3+	347	276	80%
Marcellus/Utica C2	284	188	66%

[a] Includes amounts related to unconsolidated equity method investments on a 100% basis [b] Based on weighted average number of days plant(s) in service. Excludes periods of maintenance [c] Includes Centrahoma volumes sent to third parties. Processing capacity and utilization based on the higher of the partnership's portion of Centrahoma JV or the average volume processed

Recap: Gathering & Processing Contract Structure

Durable long-term partnerships across leading basins

MPLX

	Marcellus	Utica	Southwest
Resource Play	Marcellus, Upper Devonian	Utica	Haynesville, Cotton Valley, Woodford, Anadarko Basin, Granite Wash, Cana-Woodford, Permian, Eagle Ford
Key Producer Customers	Include Range Resources, Antero Resources[(a)], EQT[(a)], CNX, Southwestern[(a)], HG Energy, Penn Energy, and others	Include Ascent, Gulfport, Antero Resources[(a)], EQT, and others	Include Newfield, BP, Trinity, Chevron USA, and others
Contract Structure	Long-term agreements initially 10-15 years, which contain renewal provisions	Long-term agreements initially 10-15 years, which contain renewal provisions	Long-term agreements initially 10-15 years, which contain renewal provisions
Volume Protection (MVCs)	67% of 2018 capacity contains minimum volume commitments	27% of 2018 capacity contains minimum volume commitments	14% of 2018 capacity contains minimum volume commitments
Area Dedications	4.1 MM acres	3.9 MM acres	2.0 MM acres
Inflation Protection	Yes	Yes	Yes

Note: as of December 31, 2018. [(a)] MPLX does not provide gathering services for these producer customers.

Organic Growth Capital Projects

Gathering & Processing Segment

MPLX

Processing and Fractionation	Shale Resource	Capacity	Est. Completion Date
Omega 1 Expansion	Cana-Woodford	45 MMcf/d	In Service
Sherwood 12 Processing Plant[b]	Marcellus	200 MMcf/d	2Q19
Sherwood 13 Processing Plant[b]	Marcellus	200 MMcf/d	3Q19
Sherwood C2 Fractionation	Marcellus	20,000 BPD	3Q19
Torñado Processing Plant	Delaware	200 MMcf/d	3Q19
Omega 2 Processing Plant	Cana-Woodford	180 MMcf/d	4Q19
Hopedale 5 C3+ Fractionation	Marcellus & Utica	80,000 BPD	1Q20
Smithburg 1 Processing Plant	Marcellus	200 MMcf/d	2Q20
Preakness Processing Plant	Delaware	200 MMcf/d	2Q20
Apollo Processing Plant	Delaware	200 MMcf/d	2021
Smithburg Processing[b] – site layout for 5 additional plants	Marcellus	1,000 MMcf/d	TBD

Gathering	Est. Completion Date
Marcellus/Utica Rich- and Dry-Gas Gathering[a]	Ongoing
Western Oklahoma - STACK Rich-Gas and Oil Gathering	Ongoing

[a] Utica Rich- and Dry-Gas Gathering is a joint venture between MarkWest Utica EMG's and Summit Midstream LLC. Dry-Gas Gathering in the Utica Shale is completed through a joint venture with MarkWest and EMG.
[b] Sherwood Midstream investment

Appendix

MPLX 2019 Outlook – Reconciliation

Adjusted EBITDA and Distributable Cash Flow from Net Income

($ billion)	2019E
Net income	2.2
Depreciation and amortization	0.9
Net interest and other financial costs	0.7
Adjustment for equity investment earnings & distributions	0.2
Other	0.0
Adjusted EBITDA	4.0
Adjusted EBITDA attributable to noncontrolling interests	(0.1)
Adjusted EBITDA attributable to MPLX LP	3.9
Deferred revenue impacts	0.1
Net interest and other financial costs	(0.7)
Maintenance capital expenditures	(0.2)
Other	0.0
Distributable cash flow attributable to MPLX LP	3.1

ANDX 2019 Outlook – Reconciliation

MPLX

EBITDA and Distributable Cash Flow from Net Earnings

($ billion)	2019E
Net earnings	0.8
Depreciation and amortization	0.4
Net interest and other financial costs	0.2
EBITDA	1.4
Adjustment for equity investment earnings & distributions	0.0
Deferred revenue impacts	0.0
Net interest and other financial costs	(0.2)
Maintenance capital expenditures, net	(0.1)
Other	0.0
Distributable cash flow	1.1
Preferred distributions	(0.0)
Distributable cash flow attributable to ANDX	1.1

Reconciliation of Adjusted EBITDA and Distributable Cash from Net Income

MPLX

($MM)	1Q 2019	YTD 2018	1Q 2018	YTD 2017	YTD 2016
Net income	509	1,834	423	836	434
Provision (benefit) for income taxes	(2)	8	4	1	(12)
Amortization of deferred financing costs	13	59	16	53	46
Loss on extinguishment of debt	-	46	-	-	-
Net interest and other financial costs	158	556	114	301	215
Income from operations	678	2,503	557	1,191	683
Depreciation and amortization	211	766	176	683	591
Non-cash equity-based compensation	6	19	4	15	10
Impairment expense	-	-	-	-	130
Income from equity method investments	(70)	(240)	(61)	(78)	74
Distributions/adjustments related to equity method investments	108	447	90	231	150
Unrealized derivative losses (gains)[(a)]	4	(5)	(7)	6	36
Acquisition costs	-	3	3	11	(1)
Adjusted EBITDA	937	3,493	762	2,059	1,673
Adjusted EBITDA attributable to noncontrolling interests	(7)	(18)	(2)	(8)	(3)
Adjusted EBITDA attributable to Predecessor[(b)]	-	-	-	(47)	(251)
Adjusted EBITDA attributable to MPLX LP	930	3,475	760	2,004	1,419
Deferred revenue impacts	8	32	9	33	16
Net interest and other financial costs	(158)	(556)	(114)	(301)	(215)
Maintenance capital expenditures	(19)	(146)	(25)	(103)	(84)
Equity method investment capital expenditures paid out	(4)	(31)	(11)	(13)	(3)
Other	-	7	-	6	(1)
Portion of DCF adjustments attributable to Predecessor[(b)]	-	-	-	2	8
Distributable cash flow attributable to MPLX LP	757	2,781	619	1,628	1,140
Preferred unit distributions	(20)	(75)	(16)	(65)	(41)
Distributable cash flow available to GP and LP unitholders	737	2,706	603	1,563	1,099

[(a)] The Partnership makes a distinction between realized and unrealized gains and losses on derivatives. During the period when a derivative contract is outstanding, changes in the fair value of the derivative are recorded as an unrealized gain or loss. When a derivative contract matures or is settled, the previously recorded unrealized gain or loss is reversed and the realized gain or loss of the contract is recorded. [(b)] The adjusted EBITDA and DCF adjustments related to Predecessor are excluded from adjusted EBITDA attributable to MPLX LP and DCF prior to the acquisition date.

Reconciliation of Adjusted EBITDA and Distributable Cash from Net Cash Provided by Operating Activities

MPLX

($MM)	3/31/2019	12/31/2018	3/31/2018	12/31/2017	12/31/2016
Net cash provided by operating activities	618	2,826	450	1,907	1,491
Changes in working capital items	141	41	178	(147)	(76)
All other, net	4	(45)	(3)	(28)	(16)
Non-cash equity-based compensation	6	19	4	15	10
Net gain (loss) on disposal of assets	(1)	(2)	-	-	1
Net interest and other financial costs	158	556	114	301	215
Loss on extinguishment of debt	-	46	-	-	-
Current income taxes	-	-	-	2	5
Asset retirement expenditures	-	7	1	2	6
Unrealized derivative losses (gains)[(a)]	4	(5)	(7)	6	36
Acquisition costs	-	3	3	11	(1)
Other adjustments to equity method investment distributions	7	47	22	(10)	2
Adjusted EBITDA	937	3,493	762	2,059	1,673
Adjusted EBITDA attributable to noncontrolling interests	(7)	(18)	(2)	(8)	(3)
Adjusted EBITDA attributable to Predecessor[(b)]	-	-	-	(47)	(251)
Adjusted EBITDA attributable to MPLX LP	930	3,475	760	2,004	1,419
Deferred revenue impacts	8	32	9	33	16
Net interest and other financial costs	(158)	(556)	(114)	(301)	(215)
Maintenance capital expenditures	(19)	(146)	(25)	(103)	(84)
Equity method investment capital expenditures paid out	(4)	(31)	(11)	(13)	(3)
Other	-	7	-	6	(1)
Portion of DCF adjustments attributable to Predecessor[(b)]	-	-	-	2	8
Distributable cash flow attributable to MPLX LP	757	2,781	619	1,628	1,140
Preferred unit distributions	(20)	(75)	(16)	(65)	(41)
Distributable cash flow attributable to GP and LP unitholders	737	2,706	603	1,563	1,099

[(a)]The Partnership makes a distinction between realized and unrealized gains and losses on derivatives. During the period when a derivative contract is outstanding, changes in the fair value of the derivative are recorded as an unrealized gain or loss. When a derivative contract matures or is settled, the previously recorded unrealized gain or loss is reversed and the realized gain or loss of the contract is recorded. [(b)]The adjusted EBITDA and DCF adjustments related to Predecessor are excluded from adjusted EBITDA attributable to MPLX LP and DCF prior to the acquisition date.

Reconciliation of Segment Adjusted EBITDA to Net Income

MPLX

($MM)	1Q 2019	1Q 2018
L&S segment adjusted EBITDA attributable to MPLX LP	**559**	**437**
G&P segment adjusted EBITDA attributable to MPLX LP	**371**	**323**
Adjusted EBITDA attributable to MPLX LP	930	760
Depreciation and amortization	(211)	(176)
(Provision) benefit for income taxes	2	(4)
Amortization of deferred financing costs	(13)	(16)
Non-cash equity-based compensation	(6)	(4)
Net interest and other financial costs	(158)	(114)
Income from equity investments	70	61
Distributions/adjustments from equity method investments	(108)	(90)
Unrealized derivative (losses) gains[a]	(4)	7
Acquisition costs	-	(3)
Adjusted EBITDA attributable to noncontrolling interests	7	2
Net income	**509**	**423**

[a] The Partnership makes a distinction between realized and unrealized gains and losses on derivatives. During the period when a derivative contract is outstanding, changes in the fair value of the derivative are recorded as an unrealized gain or loss. When a derivative contract matures or is settled, the previously recorded unrealized gain or loss is reversed and the realized gain or loss of the contract is recorded.

Reconciliation of Segment Adjusted EBITDA to Net Income

Drop Impact

MPLX

($MM)	1Q 2019 without Drop	Drop[(a)]	1Q 2019
L&S segment adjusted EBITDA attributable to MPLX LP	490	69	559
G&P segment adjusted EBITDA attributable to MPLX LP	371	-	371
Adjusted EBITDA attributable to MPLX LP	861	69	930
Depreciation and amortization	(203)	(8)	(211)
Benefit for income taxes	2	-	2
Amortization of deferred financing costs	(13)	-	(13)
Non-cash equity-based compensation	(6)	-	(6)
Net interest and other financial costs	(158)	-	(158)
Income from equity investments	70	-	70
Distributions/adjustments from equity method investments	(108)	-	(108)
Unrealized derivative (losses) gains[(b)]	(4)	-	(4)
Adjusted EBITDA attributable to noncontrolling interests	7	-	7
Net income	**448**	**61**	**509**

[(a)]The drop is the 1Q 2018 drop which included the Refinery Logistics Assets and Fuels Distribution services. [(b)]The Partnership makes a distinction between realized and unrealized gains and losses on derivatives. During the period when a derivative contract is outstanding, changes in the fair value of the derivative are recorded as an unrealized gain or loss. When a derivative contract matures or is settled, the previously recorded unrealized gain or loss is reversed and the realized gain or loss of the contract is recorded.

Reconciliation of LTM Net Income (Loss) to LTM Pro Forma adjusted EBITDA

MPLX

($MM)	1Q 2019	1Q 2018
LTM Net income	1,920	1,072
LTM Net income to adjusted EBITDA adjustments	1,725	1,269
LTM Adjusted EBITDA attributable to MPLX LP	3,645	2,341
LTM Pro forma adjustments for acquisitions	4	888
LTM Pro forma adjusted EBITDA	3,649	3,229
Consolidated debt	14,283	12,357
Consolidated debt to adjusted EBITDA	3.9x	3.8x